June 10, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	David Gessert Sasha Parikh Lynn Dicker Christine Westbrook

Re:	Yubo International Biotech Limited Amendment No. 6 to Registration Statement on Form S-1 Filed April 20, 2022 File No. 333-255805

Ladies and Gentlemen:

This letter is submitted on behalf of Yubo International Biotech Limited, a New York corporation (the “Company”), in response to the comments of the staff of the Division of Corporation Finance, Office of Life Sciences (the “Staff”), of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 6 to Registration Statement on Form S-1, filed with the Commission on April 20, 2022 (the “Amendment No. 6”), as set forth in your letter dated May 16, 2022 addressed to Mr. Jun Wang, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting to the Commission via EDGAR Amendment No. 7 to the Registration Statement on Form S-1 (“Amendment No. 7”), which includes changes that reflect responses to the Staff’s comments, the financial results for the first quarter ended March 31, 2022, and certain other updates of the Company.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Amendment No. 6, and page references in the Company’s responses refer to Amendment No. 7.

Amendment No. 6 toForm S-1 Filed April 20, 2022

General

1.

Please confirm that in your Exchange Act filings you will provide disclosure highlighting the risks associated with investing in companies that are based in or that have significant operations in the PRC.

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U.S. Securities and Exchange Commission

June 10, 2022

Response to Comment No. 1:

The Staff’s comment is duly noted, and the Company will be providing disclosure highlighting the risks associated with Yubo Beijing as the Chinese operating company, as well as the Company’s contractual arrangements with Yubo Beijing, in the Company’s future Exchange Act filings.

Cover Page

2.

We note your response to prior comment 1. Please revise your Cover Page to expressly acknowledge that action by the Chinese regulatory authorities disallowing the contractual arrangements that you have with Yubo International Biotech (Beijing) Limited would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale.

Response to Comment No. 2:

The Company has added the requested disclosure on the cover page and pages 2 and 14 expressly stating that “…the Chinese regulatory authorities could disallow our contractual arrangements with Yubo Beijing, which would likely result in a material adverse change in our operations, and, given the resulting inability to consolidate Yubo Beijing’s financial results in our consolidated financial statements, in the value of our Class A common stock, which could significantly decline or become worthless” in response to the Staff’s comment.

3.

We note the revisions you made in response to prior comment 2. Please revise to clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of the VIE.

Response to Comment No. 3:

The Company respectfully refers the Staff to disclosure on the prospectus cover page and pages 1, 2, 51, and 74 stating that the holding companies do not conduct any day-to-day business operations in China and that Yubo Beijing conducts the day-to-day business operations in China.

The Company has further revised disclosures throughout Amendment No. 7, particularly in sections titled “Busines” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” to only use “Yubo Beijing” when describing activities or functions of the VIE.

4.

We note your response to prior comment 4 in our letter dated December 30, 2021. Please add to the cover page a cross reference to the condensed consolidating schedule filed as an exhibit to the registration statement.

Response to Comment No. 4:

The Company has added on the cover page and page 2 the requested cross-reference to the condensed consolidating schedules filed as Exhibit 99.2 to the registration statement on Form S-1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

June 10, 2022

Prospectus Summary, page 1

5.

We note the revisions you made in response to prior comment 4. Please disclose how you determined that permissions related to the CAC and the CSRC’s Overseas Listing Regulations were not required. If you relied on the advice of counsel in making this determination, identify counsel and file its consent. If you did not consult counsel in making these determinations, explain why you did not obtain the advice of counsel; if true, disclose that your determination is based on a risk-based analysis; and include related risk factor disclosure. Please revise related disclosure elsewhere as appropriate.

Response to Comment No. 5:

The Company respectfully advises the Staff that the Company did not seek advice from PRC legal counsel with respect to the determination whether permissions related to the CAC and the CSRC’s Overseas Listing Regulations were required. The Company supplementally advises the Staff that it made the determination that such permissions were not required based upon on a risk-based analysis, taking into account various facts and circumstances which are discussed in detail in the risk factors titled “Yubo Beijing’s business might be subject to various evolving PRC laws and regulations regarding cybersecurity, data privacy, and data security. Failure of cybersecurity, data privacy, and data security compliance could subject Yubo Beijing to penalties, damage its reputation and brand, and harm its business and results of operations” and “The approval of the CSRC or other PRC government authorities may be required in connection with this offering under PRC law, and, if so required, we cannot predict whether or for how long Yubo Beijing will be able to obtain such approval” on pages 18 and 28, respectively.

The Company has accordingly revised the disclosure on the prospectus cover page and the disclosure regarding the permission requirements from the CSRC, the CAC, and other PRC regulatory authorities on pages 7 and 9, as well as the above-mentioned two risk factors on pages 18 and 28, to clearly state that such determination was made based on the Company’s understanding of the currently effective PRC laws and regulations.

6.

We note your response to prior comment 6 in our letter dated December 30, 2021. Please disclose if you have specific cash management policies and procedures in place that dictate how funds are transferred through your organization and if applicable, describe such policies and procedures.

Response to Comment No. 6:

The Company respectfully advises the Staff that while the Company has not to date adopted a formal cash management policy in writing, the Company carefully monitors the cash positions of and the fund flows between the New York holding company and each subsidiary of the Company, including the WFOE, and the VIE. All such fund flows are reviewed regularly by the Company’s Chief Executive Officer and Chief Financial Officer and are subject to approval by the Company’s Board of Directors. The Company has accordingly added such disclosure on page 11 in response to the Staff’s comment.

7.

We note your response to prior comment 7 in our letter dated December 30, 2021 and your statement on page 1 that your contractual arrangements allow you “to exercise effective control” over Yubo Beijing. Neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.

U.S. Securities and Exchange Commission

June 10, 2022

Response to Comment No. 7:

The Company has revised any references implying that the contractual arrangements with Yubo Beijing allow the Company “to exercise effective control” over Yubo Beijing to clearly state that the effect of such contractual arrangements are limited to the consolidation of Yubo Beijing’s financial results in the Company’s consolidated financial statements throughout Amendment No. 7, including without limitation, on the prospectus cover page and pages 2, 4, 14, 15 and 50.

Summary Risk Factors, page 2

8.	For each summary risk factor you disclose, please include a cross-reference to the more detailed discussion of the risk in your Risk Factors section.

Response to Comment No. 8:

The Company has added the requested cross-references on pages 4 through 6 in response to the Staff’s comment.

Risk Factors

You may experience difficulties in effecting service of legal process, enforcing foreign judgments…., page 12

9.

We note your disclosure that many of your senior executive officers and directors reside within China for a significant portion of the time and some of them are PRC nationals. Please revise to disclose that their residence in China may make it even more difficult to enforce any judgments obtained from foreign courts against such persons compared to other non-U.S. jurisdictions.

Response to Comment No. 9:

The Company has expanded the risk factor disclosure on page 20 in response to the Staff’s comment.

Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Principles of Consolidation, page F-9

10.

We note your disclosures on page F-10 discussing the Exclusive Consulting Services Agreement, the Exclusive Purchase Option Agreement and the Equity Pledge Agreement among Yubo, Yubo WFOE, and the Yubo Shareholders. Please revise the references to Yubo and Yubo WFOE to be consistent with the defined terms for the subsidiaries or entities as disclosed on page F-9 and throughout the filing.

Response to Comment No. 10:

The Company has revised the entities names on pages F-10 and 29 in its consolidated financial statements in response to the Staff’s comment.

U.S. Securities and Exchange Commission

June 10, 2022

11.

We note your response to prior comment 7 and the disclosures added to the summary of the “Exclusive Consulting Services Agreement” on page 1. Please revise to provide similar disclosures in the footnotes to your financial statements.

Response to Comment No. 11:

The Company has added the requested disclosure to the notes to the Company’s consolidated financial statements on pages F-10 and 29 in response to the Staff’s comment.

_________________________

We thank the Staff for its review and consideration of the Company’s Amendment No. 7 and the foregoing responses to the Staff’s comments. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773 or by email at jonesb@gtlaw.com.

Sincerely,

By:	/s/ Barbara A. Jones
Barbara A. Jones, Esq.

cc:	Jun Wang, Chief Executive Officer, Yubo International Biotech Limited Lina Liu, Chief Financial Officer, Yubo International Biotech Limited George Qi, Esq., Greenberg Traurig, LLP